

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2008

Mr. Fred W. Brackebusch
President
New Jersey Mining Company
89 Appleberg Road
Kellogg, ID 83837

>   **Re: New Jersey Mining Company**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed March 28, 2007**
>   **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
>   **Filed November 13, 2007**
>   **Response Letter Dated January 10, 2008**
>   **File No. 0-28837**

Dear Mr. Brackebusch:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Statements of Operations, page 30

1.   We note from your response to prior comment number two that you will expand your accounting policy footnote to indicate that "Other income and expense transactions are presented at net unless they are material, in which case they are separated as unique expense and revenue items." Please revise your proposed policy to reference, instead, your accounting policy with respect to timber sales and why you reflect them as net. In this regard, we note from your response that these sales are not a normal part of your business but instead appear to be the result of peripheral or incidental transactions.

2.   Additionally, it appears from your revised disclosure that your policy decision on whether to present items gross or net is a matter of materiality. Please cite the authoritative literature you are relying on in support of this position or otherwise clarify your accounting policy as necessary.

3.   Finally, please briefly describe the nature of your involvement in timber sales, including the assets you own that contribute the timber, and how and when you generate these sales.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief